

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2020

Marcio Souza
Chief Executive Officer
Praxis Precision Medicines, Inc.
One Broadway, 16th Floor
Cambridge, MA 02142

Re: Praxis Precision Medicines, Inc.
Registration Statement on Form S-1
Filed September 25, 2020
File No. 333-249074

Dear Mr. Souza:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1

License Agreement with RogCon, page 161

1. We note your response to prior comment 1. Please further revise your disclosure to define "Additional Milestone Payments" and clarify your reference to all such payments becoming due under your collaboration agreement with Ionis.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at 202-551-3761 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at 202-551-7237 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William D. Collins, Esq.